
Mail Stop 3720

January 5, 2009

Tony Lee
Chief Executive Officer
Apextalk Holdings, Inc.
637 Howard St.
San Francisco, CA 94105

      **Re:    Apextalk Holdings, Inc.**
            **Amendment No. 2 to Form S-1**
            **Filed December 2, 2008**
            **File No. 333-153838**

Dear Mr. Lee:

      We have reviewed the above filing and your response letter dated December 23, 2008, and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>General</u>

1. We note your response to comment one from our letter dated December 12, 2008. In your response letter, please explain your reference to adding back the number of shares being registered by affiliates to determine the number of shares being registered as a percentage of currently outstanding shares held by non-affiliates. Tell us which selling shareholders you are treating as affiliates and the total number of currently outstanding shares held by affiliates. Please also tell us the aggregate number of shares being sold by affiliated shareholders and the aggregate number of shares being sold by non-affiliated shareholders.

Description of Business

General, page 13

2.  We note your additional disclosure on page 13.  Please explain in more detail why you believe that you will be able to capture "a sizable market share of the value-added telecom market" in the United States and People's Republic of China.

3.  Please revise the disclosure about your contract and other business dealings with Apex Telecom on pages 14 and 16 to reflect the fact that Apex Telecom is a significant shareholder of your company.

Products and Services, page 14

4.  We note your response to comment eight from our letter dated December 12, 2008.  Please revise your disclosure to clarify how international call termination services relate to your overall business plan for the future.  In addition, please clarify whether you have entered into any negotiations or agreements with Chunghwa Telecom or other providers for the provision of international call termination services.

Regulation, page 15

5.  We note your response to comment seven from our letter dated December 12, 2008 and your revised disclosure on page 15.  Please revise your disclosure in this section to clarify that the statement regarding the government's reduction of control on the market is based on your belief.

Technology, page 16

6.  We note your response to comment nine from our letter dated December 12, 2008 and your additional disclosure on pages 16 and 17.

    •  Please revise your disclosure to explain the term "virtual telephone numbers."

    •  Please clarify, if true, that the DID number cost is $0.50 for each DID number.

    •  Please clarify whether you order DID numbers directly from both Apex Telecom and Level 3 or whether Apex Telecom serves as your supplier of DID numbers it obtains from Level 3.

- Please disclose whether the company is currently paying the fees discussed in this section and include management's assessment as to whether the fees are likely to increase in the next 12 months.

- Disclose whether you have a contract with Level 3 and whether or not you consider yourself to be dependent upon your contract(s) with Apex Telecom and Level 3, if applicable.

- In your response letter, please confirm, if true, that the phone services provided by Apex Telecom are provided through the contract included as Exhibit 10.5 to your registration statement.

- Please revise your disclosure on page 16 to state, if true, that the existing price for each PRI is $350 "per month."

Management's Discussion and Analysis, page 16

7. We note your response to comment 13 from our letter dated December 12, 2008. Please expand your management's discussion and analysis, including your results of operations, to discuss in more detail how you generate revenues, the sources of your revenues, the components of your expenses, the reasons for material changes in your results, and any trends and uncertainties. For example, disclose the amount of revenues generated from the three types of services you identify on page 17. Disclose the amount of revenues generated from material customers. Discuss the components of your expenses, including costs of services. Discuss whether your results evidence any trends and whether you expect the trends to continue in the future.

Executive Compensation, page 19

8. In the next amendment to your registration statement, please update your executive compensation disclosure to reflect information as of December 31, 2008. Please see Item 402 of Regulation S-K.

\*       \*       \*       \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc:    By facsimile to (732) 577-1188
       Gregg E. Jaclin, Esq.
       (Anslow + Jaclin, LLP)